Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

July 21, 2009

Catalyst refinances $75M of debt related to energy joint venture

Richmond, (BC) – Catalyst Paper (TSX:CTL) announced today that its hydro joint venture, Powell River Energy Inc., has successfully raised $95 million of first mortgage bonds maturing in July 2016 to refinance $75 million of non-recourse debt due on July 24, 2009. The new bonds are priced at an interest rate of 6.45%, payable semi-annually. The transaction is scheduled to close on July 24, 2009.

Catalyst has a 50 per cent interest in Powell River Energy Inc. with Great Lakes Hydro Income Fund holding an equivalent stake. After fees and other expenses, the additional $18 million in funds raised in this refinancing is to be distributed equally to the joint venture partners.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Investors:	Media:

David Smales	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
(604) 247-4013	(604) 247-4713